May 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Craig D. Wilson, Sr. Asst. Chief Accountant

Re:                 HMS Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 3, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 12, 2014

File No. 000-50194

Ladies and Gentlemen:

I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”).  I hereby submit via EDGAR transmission, the Company’s response to the letter, dated May 14, 2014 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), filed by the Company on March 3, 2014 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2014 (the “Form 10-Q”), filed by the Company on May 12, 2014.

For the Staff’s convenience, we have included the Staff’s comment in bold typeface before our response below.  Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 35

1.              Please tell us what consideration you have given to filing the agreement with the Centers of Medicare & Medicaid Services (CMS) as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. We note that CMS accounted for 22.3% and 18.2% of total revenues for the fiscal years 2013 and 2012, respectively, and that the contract was modified to provide for a term expiring in April 2016. Also, tell us what consideration you have given to discussing the business and financial impact, if any, of the decision by CMS to pause the operations of the current Medicare Recovery Auditors on your modified agreement that is set to expire in April 2016.

In response to the Staff’s comment, the Company has reviewed Item 601(b)(10) of Regulation S-K and respectfully submits that its Medicare Recovery Auditor agreement with the Centers of Medicare & Medicaid Services (CMS) (the “Medicare RAC Contract”) is not required to be filed as an exhibit because it is not a material agreement within the meaning of Item 601(b)(10) of Regulation S-K, and the Company is not “substantially dependent” on it.  The Medicare RAC Contract was made in the ordinary course of the Company’s business and is of the type “such as ordinarily accompanies the kind of business conducted by” the Company in its business of performing program integrity services for the healthcare industry.  Since 1985, the Company has provided cost containment solutions to various government and private healthcare payers and sponsors.  In addition to CMS, the Company’s clients receiving similar services include: the Veterans Health Administration, 46 state Medicaid agencies and the District of Columbia, approximately 160 commercial clients, Pharmacy Benefit Managers, child support agencies, and government and private employers.  The services provided by the Company to CMS pursuant to the Medicare RAC Contract are ordinary course services performed by the Company and are the same types of services the Company performs for these other clients.

Further, we respectfully submit that the Medicare RAC Contract does not fall into the categories set forth in subparagraphs (a) through (d) of Item 601(b)(10)(ii), which would require its filing as an exhibit despite the fact that it was made in the ordinary course of the Company’s business.  More specifically, the Company is not “substantially dependent” upon this contract (Item 601(b)(10)(ii)(B)), and it does not generate the revenue of the “major part” of the Company’s products.  The majority of the Company’s revenue (approximately 80%) came from other business, while the Medicare RAC Contract accounted for only 18.2% and 22.3% of total revenues for fiscal years ended 2012 and 2013, respectively.  Accordingly, in our view the Medicare RAC Contract, as an ordinary course agreement, is not an agreement required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K.  The Company has disclosed in prior filings information relevant to investors about our client relationship with CMS, and will continue to do so in future filings.

With respect to CMS’ decision to “pause” the operations of the incumbent Medicare Recovery Auditors (the “RACs”) — this reflects CMS’ decision to wind-down the current Medicare RAC contracts while it completes the reprocurement process for the new Medicare RAC contracts instead of extending the current contracts as it has done in the past while it resolved ongoing protests.  The Company believes that it has described the known business and financial impact of CMS’ decision to pause the operations of the RACs and wind-down the current Medicare RAC Contract (see Form 10-K, pages: 5, 12-13, and 35-36, and Form 10-Q, pages: 17 and 19-20) pending the award of the new Medicare RAC contracts.  To date this has translated into decreasing revenue and expenses relating to this contract and actions such as furloughing employees, and could, depending on the timeframe for the award of the new Medicare RAC contracts and the results of the award process, result in the Company taking other cost cutting initiatives.  As further developments occur with respect to the Medicare RAC reprocurement, the Company will consider and disclose the potential business and financial impact of such developments.

To further illustrate how the “pause” was for the purposes of winding down the current Medicare RAC contracts to allow CMS to move forward with the new Medicare RAC contracts, we have provided for the Staff’s benefit, a brief chronology of the evolution of the reprocurement process, as discussed in our prior filings. The Medicare RAC contracts were originally set to expire in February 2014; however, in February 2013, CMS began the reprocurement process early by issuing a request for quote (RFQ) and establishing a transition plan pursuant to which the RACs were permitted to request medical records and send improper payments for processing through specific dates.  In April 2013, the Company, through its wholly owned subsidiary, HealthDataInsights (HDI), submitted a response to the RFQ and also filed a bid protest with the Government Accountability Office (GAO), which was dismissed based on CMS’ decision to take voluntary corrective action to resolve the issues raised in HDI’s protest.  As the reprocurement process for the new contracts continued, CMS amended the transition plan for the RACs, including to provide that they would remain responsible initially through December 31, 2015 for assisting CMS with the appeals process.  Between December 2013 and January 2014, CMS took corrective action by issuing new RFQs for the RAC programs. HDI and another bidder protested the new RFQs.  In January 2014, CMS again extended the transition plan to permit the RACs to send improper payments for processing through June 1, 2014 and to assist CMS with the appeals process through April 30, 2016.  On February 18, 2014, CMS announced its decision to “pause” the operations of the RACs rather than to continue to provide further extensions, maintaining June 1, 2014 as the last date improper payments for processing could be submitted and April 30, 2016, as the date through which the RACs are required to assist CMS with the appeals process.  Given this background, the Company respectfully submits that it has provided sufficient discussion in prior disclosures around the wind-down of the current Medicare RAC Contract and the reprocurement process for the new Medicare RAC contracts.  To the extent there are future developments, the Company will make additional disclosures in future filings at the appropriate time.

Liquidity and Capital Resources, page 43

2.              We note that your discussion of cash flows addresses the periods as of December 31, 2013 and 2012. Tell us what consideration you gave to the guidance in Instruction 1 to Item 303(A) of Regulation S-X that the discussion should generally cover the three-year period covered by the financial statements.

The Company acknowledges the Staff’s comment and respectfully notes that its discussion of cash flow activities has primarily focused on the two most recent fiscal years as the Company considers that activity to be most relevant to investors.  In addition, activities for the third preceding year would have been disclosed in the filings for both of the prior two fiscal years (i.e., cash flow activities for 2011 was provided in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).

The Company acknowledges the guidance in Instruction 1 to Item 303(A) of Regulation S-K and informs the Staff that in future Form 10-K filings, the Company will include a discussion of the cash flows from operating, investing and financing activities to cover the three-year period presented in its corresponding financial statements.

3.              Your discussion of net cash provided by operating activities does not appear to contribute substantively to an understanding of your historical cash flows. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should include a discussion of the underlying reasons for changes in working capital accounts that affect operating cash flows. Tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, beginning with its Form 10-Q for the period ending June 30, 2014 (the “Q2 2014 Form 10-Q”), the Company will enhance its disclosure to include material changes in the underlying drivers that affect its cash flows from operations, as well as to reflect other elements of the SEC’s interpretive guidance in Section IV.B.1 of SEC Release 33-8350 as appropriate.

By way of example, the section titled “Cash Flows from Operating Activities” on page 45 of the Form 10-K would be enhanced to incorporate language found on pages 59 and 61 of the Form 10-K (additions and deletions are reflected in underline font, and strike-through font, respectively):

“Cash Flows from Operating Activities  ~~Net cash provided by operating activities for the year ended December 31, 2013 was $101.1 million, an $18.1 million increase over net cash provided by operating activities of $83.0 million for the year ended December 31, 2012. The increase was due to normal changes in our working capital accounts.~~

Net cash provided by operating activities for the year ended December 31, 2013 was $101.2 million.  Results of operations, after non-cash adjustments to net income, contributed $107.9 million to cash flows provided by operating activities, compared to a contribution of $97.4 million for the year ended December 31, 2012.  This increase primarily resulted from organic growth in client accounts and cost savings from restructuring initiatives during the year ended December 31, 2013.  The contribution by results of operations was offset by changes in net cash outflows of $6.7 million related to our 2013 operating assets and liabilities.  The net outflow was primarily due to a $21.9 million increase in our accounts receivable that was offset by an increase in our estimated liability for appeals of $14.5 million.

Net cash provided by operating activities for the year ended December 31, 2012 was $83.0 million.  Results of operations, after non-cash adjustments to net income, contributed $97.4 million to cash flows provided by operating activities, compared to a contribution of $68.7 million for the fiscal year ended December 31, 2011.  This increase primarily resulted from incremental cash flows generated from the acquisition of HDI in December 2011. The contribution by results of operations was offset by changes in net cash outflows of $14.4 million related to our 2012 operating assets and liabilities and was primarily due to a $40.2 million increase in accounts receivable and a $7.7 million increase in prepaids.  These increases were offset by a $20.0 million increase in our estimated liability for appeals and a $14.3 million decrease in our prepaid income taxes.  The increase in accounts receivable and our estimated liability for appeals is primarily associated with the Medicare RAC Contract.”

4.              You indicate that days sales outstanding increased as a result of delays in receipt of payment from several clients.  Explain the nature of these delays. Tell us what consideration you gave to specifically identifying any underlying material trends or uncertainties contributing to the delays. We further note that days sales outstanding has continued to increase as of March 31, 2014. Explain the nature of the increase in these further delays. In this regard, you indicate in your earnings call on May 9, 2014 that days sales outstanding was impacted by the Medicare RAC contract as well as the alignment of your revenue recognition methodologies. Please clarify how these factors contributed to the change in days sales outstanding and what consideration you gave to enhancing the discussion in your Form 10-Q for the quarterly period ended March 31, 2014, accordingly.

The Company acknowledges the Staff’s comment and notes that the comment made on the May 9, 2014 earnings call relating to the alignment of revenue recognition methodologies was intended to convey that the change in days sales outstanding (“DSO”) relates to the consistent application of the Company’s standard revenue recognition policies to a changing mix of products and services with varying payment periods, not to a change in the policies.  In addition, the reference to the impact of the Medicare RAC Contract to DSO refers to the fact that revenue from the Medicare RAC Contract has decreased as a result of the wind-down, further contributing to the increase in DSO.  As our product and service offerings evolve, we expect DSO trends to become more consistent over future reporting periods. The Company proposes that in future filings, beginning with the Company’s Q2 Form 10-Q, it will provide additional information about the underlying cause(s) for any increase/decrease in DSO for each period presented.  If DSO continue to increase, we would expand the disclosure in our Q2 Form 10-Q, to substantially the form set forth below, which also reflects the primary factors impacting DSO as of March 31, 2014:

“The number of DSO as of June 30, 2014, net of estimated liability for appeals, increased by XX days to XXX days from 105 days at December 31, 2013.

For the period ended June 30, 2014, revenue was $XXX, $XX million lower than revenue of $XXX million for the period ended December 31, 2013. This decrease in revenue, together with the factors described below, contributed to the increase in our DSO for the period:

•                  increased revenue from commercial clients that generally include longer payment terms in their contracts;

•                  delays in receipt of payment for previously recognized revenue due to timing delays in certain clients processing our findings through their systems, which has led to delays in paying us; and

•                  contract renewal discussions that certain clients have used to delay making payments for previously provided services.

These factors may continue to result in higher accounts receivable balances in future periods which will reduce net cash from operating activities in those periods. However, we do not anticipate collectability difficulties with these accounts receivable nor do we expect that an extended collection period will materially impact our liquidity.

The majority of our client relationships have been in place for several years. Our future operating cash flows could be adversely affected by delayed payments from clients or if one or more contracts with our largest clients are terminated or not re-awarded.”

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please note that the Company intends to file its Quarterly Report on Form 10-Q for the period ended June 30, 2014 on or before August 11, 2014.

If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.

Very truly yours,

/s/ Walter D. Hosp

Walter D. Hosp

Executive Vice President,
Chief Financial Officer & Chief Administrative Officer